LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 400

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL
(202) 274-2009	mlevy@luselaw.com

February 6, 2007

Mr. Todd Schiffman

Assistant Director

U.S. Securities and Exchange Commission

Financial Services Group

100 F Street, N.E.

Washington, DC 20549

Re:	ESSA Bancorp, Inc., Registration Statement on Form S-1

File No. 333-139157

Dear Mr. Schiffman:

We are in receipt of your letter dated January 31, 2007 providing comments on the referenced filing for ESSA Bancorp, Inc. (the “Company”). The Company’s responses are set forth below and are keyed to the staff’s comment letter.

Form S-1

Summary

After-Market Stock Price Performance, page 7

1.	Revise the second full paragraph on page 8 to disclose if the analysis indicated that the valuation was consistent with the comparables.

The “Summary – After Market Stock Price Performance Provided by Independent Appraiser” section has been revised on pages 7 and 8 in response to the Staff’s comment.

Benefits to Management and Potential…, page 12

2.	Noting your response regarding the change in control and employment agreements and also noting that no agreements are yet in place, revise to add a risk factor captioned, “We will enter into employment and change in control agreements that may increase our compensation costs”, or another similar caption and include therein the details of these agreements and to whom they will be with.

LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

Mr. Todd Schiffman

February 6, 2007

A risk factor has been added on page 24 in response to the Staff’s comment.

Material Income Tax Consequences, page 128

3.	Revise the first paragraph to either delete the reference to a state tax opinion or add such opinion as an exhibit and summarize the opinion in the prospectus.

The first paragraph of “The Conversion-Material Income Tax Consequences” has been revised to delete the reference to a state tax opinion.

Experts, page 144

4.	We note your response to comment 20 from our letter dated December 29, 2006. Please revise your filing to comply with the disclosure requirements of Item 304 of Regulation S-K. Specifically, please revise to:

•	specifically state whether the former accountant resigned, declined to stand for re-election or was dismissed and the date thereof;

•

specifically state whether the prior accountant’s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles;

•	state whether the decision to change accountants was recommended or approved by your audit committee;

•

state whether during your two most recent fiscal years and any subsequent interim period preceding such resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure; and

•	provide the disclosures required by Item 304(a)(2) of Regulation S-K regarding the appointment of your new accountants.

The “Experts” section has been revised in response to the Staff’s comment.

LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

Mr. Todd Schiffman

February 6, 2007

We trust the foregoing is responsive to the Staff’s comments. We request that any questions with regard to the foregoing should be directed to the undersigned at 202-274-2009.

Very truly yours,

/s/ Marc P. Levy
Marc P. Levy

cc:	Gary S. Olson

John Spitz

Joyce Sweeney

Michael R. Clampitt

John J. Gorman, Esq.